UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Damien R. Zoubek, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

+1 (212) 474-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

2

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 (“Amendment No. 5”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2019, as amended by Amendment No. 1 filed with the SEC on July 16, 2019, Amendment No. 2 filed with the SEC on September 6, 2019, Amendment No. 3 filed with the SEC on November 4, 2019 and Amendment No. 4 filed with the SEC on November 27, 2019 (as so amended, the “Original Schedule 13D”) relating to the Common Shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”), which were beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 5 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Consummation of the Transactions

As previously announced, on October 31, 2019, Roivant, Sumitomo Dainippon Pharma Co., Ltd. (“Sumitomo”) and certain of Roivant’s subsidiaries entered into a definitive agreement (the “Transaction Agreement”) related to the creation of a strategic alliance between the companies.

On December 27, 2019, Roivant closed the transactions contemplated by the Transaction Agreement (the “Transactions”), pursuant to which (i) Sumitomo indirectly acquired all of the Common Shares of the Issuer that were beneficially owned by Roivant (45,008,604 Common Shares), along with the equity interests owned by Roivant in four of its other subsidiaries, (ii) Roivant granted Sumitomo options to purchase, subject to certain exceptions set forth in the Transaction Agreement, Roivant’s existing equity interests in six other privately-held Roivant subsidiaries or affiliates and (iii) Roivant issued to Sumitomo common shares of Roivant.  In exchange, as contemplated by the Transaction Agreement, Sumitomo made an approximately $3.0 billion upfront cash payment to Roivant. Prior to the closing of the Transactions (the “Closing”), Roivant transferred all of the Common Shares that were directly held by Roivant to a wholly-owned subsidiary and, at the Closing, Roivant transferred all of the shares of such wholly owned subsidiary to Sumitomo. As a result, following the Closing, Roivant holds zero shares of Common Shares of the Issuer, directly or indirectly.

At the Closing, Roivant also entered into a Share Return Agreement (the “Share Return Agreement”) with Sumitomo pursuant to which, subject to certain conditions provided therein, if Sumitomo directly or indirectly holds greater than 55.0% of the then issued and outstanding Common Shares (the “Requisite Threshold”), Sumitomo shall return to Roivant for no consideration Common Shares, up to a total of 4,243,005 Common Shares, such that Sumitomo directly or indirectly continues to hold Common Shares in excess of the Requisite Threshold.

Other than as described above, Roivant does not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the Transaction Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is filed as Exhibit 7.04 to Amendment No. 3 to Schedule 13D filed with the SEC on November 4, 2019 and which is incorporated herein by reference. The foregoing description of the Share Return Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Share Return Agreement, a copy of which is filed as Exhibit 7.06 to this Schedule 13D and which is incorporated herein by reference.

Item 5. Interest in Securities of Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment No. 5, which are incorporated by reference in their entirety into this Item 5(a).

(b) See Items 7 through 10 of the cover pages to this Amendment No. 5, which are incorporated by reference in their entirety into this Item 5(b).

(c) The information set forth in Item 4 of this Amendment No. 5 is incorporated by reference into this Item 5(c). On December 2, 2019, the Reporting Person acquired 113,668 and 65,525 Common Shares of the Issuer at prices of $18.21 and $18.85, respectively. On December 4, 2019, the Reporting Person acquired 72,471 and 2,529 Common Shares of the Issuer at prices of $17.04 and $17.56, respectively. On December 16, 2019, the Reporting Person acquired 131,541 and 38,459 Common Shares of the Issuer at prices of $14.97 and $15.68, respectively. On December 17, 2019, the Reporting Person acquired 75,000 Common Shares of the Issuer at a price of $15.94. The aforementioned purchases were made on the open market in accordance with the safe harbor of Rule 10b-18 under the Securities Exchange Act of 1934, as amended.1

(e) As of December 27, 2019, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Common Shares of the Issuer. Therefore, the filing of this Amendment No. 5 is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The description of the Transactions set forth in Item 4 is incorporated by reference herein.

Item 7.          Materials to be Filed as Exhibits

Exhibit No.	Description
7.06	Share Return Agreement, dated as of December 27, 2019, by and between Roivant Sciences Ltd. and Sumitomo Dainippon Pharma Co., Ltd.

1 The prices reported in this Item 5(c) are weighted average prices. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo
	Name:	Marianne Romeo
	Title:	Authorized Signatory